SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Enviva Inc.
(Name of Issuer)

Common stock, par value $0.001 per share
(Title of Class of Securities)

29415B1035
(CUSIP Number)

Philippe B. Pradel
Inclusive Capital Partners, L.P.
1170 Gorgas Avenue
San Francisco, CA 94129

Eleazer Klein, Esq.
Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 28, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29415B1035	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Inclusive Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,750,457*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,750,457*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,750,457*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON PN, IA

* As disclosed in Item 5(b), includes 8,018 shares of Common Stock held by Mr. Ubben for the benefit of In-Cap and the In-Cap Funds.

CUSIP No. 29415B1035	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Jeffrey W. Ubben
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,750,457*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,750,457*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,750,457*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON IN

* As disclosed in Item 5(b), includes 8,018 shares of Common Stock held by Mr. Ubben for the benefit of In-Cap and the In-Cap Funds.

CUSIP No. 29415B1035	SCHEDULE 13D/A	Page 4 of 7 Pages

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned ("Amendment No. 4"). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D, as amended. This Amendment No. 4 amends Items 4, 5(a)-(c), 6 and 7 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented to add the following:

On February 28, 2023, In-Cap entered into a Subscription Agreement with the Issuer (the "Subscription Agreement"), to purchase 1,856,271 shares of Series A Preferred Stock of the Issuer, par value $0.001 per share ("Preferred Shares"), having the terms as set forth in the Issuer's Certificate of Designations for Preferred Shares, at a price of $37.71 per share. Each Preferred Share is convertible into one share of Common Stock, subject to adjustment for any stock dividends, splits, combinations, and similar events, and will automatically convert into Common Stock upon shareholder approval of the conversion by a majority of the votes cast. The closing of the private placement is expected to occur on or around March 20, 2023. The foregoing description is not complete and is qualified in its entirety by reference to the full text of the form of Subscription Agreement, which is included as Exhibit 1.1 to the Issuer's Current Report on Form 8-K filed on March 2, 2023, and is incorporated herein by reference.

Pursuant to the Subscription Agreement, In-Cap and the Issuer have agreed to enter into a registration rights agreement (the "Registration Rights Agreement") in connection with the closing of the private placement, pursuant to which the Issuer will agree to file and maintain a registration statement with respect to the resale of the Common Stock issuable upon conversion of the Preferred Shares on the terms set forth therein. The Registration Rights Agreement will also provide certain investors with customary piggyback registration rights. The foregoing description is not complete and is qualified in its entirety by reference to the full text of the form of Registration Rights Agreement, which is included as Exhibit 1.2 to the Issuer's Current Report on Form 8-K filed on March 2, 2023, and is incorporated herein by reference.

On February 28, 2023, In-Cap entered into a Voting Agreement with the Issuer (the "Voting Agreement"), pursuant to which In-Cap has agreed to vote shares of Common Stock held by it in favor of the conversion of Preferred Shares. The foregoing description is not complete and is qualified in its entirety by reference to the full text of the form of Voting Agreement, which is included as Exhibit G hereto, and is incorporated herein by reference.

CUSIP No. 29415B1035	SCHEDULE 13D/A	Page 5 of 7 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a)-(c) of the Schedule 13D is hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by each Reporting Person. The percentages used in this Schedule 13D are calculated based upon 67,610,102 shares of Common Stock outstanding as of February 24, 2023, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2022 filed by the Issuer with the SEC on March 1, 2023.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

Mr. Ubben holds 8,018 shares of Common Stock directly, which shares were issued to Mr. Ubben pursuant to stock award grants and upon vesting of previously reported restricted stock units that were issued to Mr. Ubben for his service on the board of directors of the Issuer and its predecessor. Mr. Ubben holds such 8,018 shares of Common Stock for the benefit of the In-Cap Funds and indirectly for the benefit of In-Cap, and may, after vesting, if applicable, transfer the shares of Common Stock directly to the In-Cap Funds.

(c)	Other than the stock award granted to Mr. Ubben on February 16, 2023 and reported in Mr. Ubben's Form 4 filed on February 21, 2023, no transactions in the shares of Common Stock were effected in the past sixty (60) days by the Reporting Persons.

CUSIP No. 29415B1035	SCHEDULE 13D/A	Page 6 of 7 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented to add the following:

The information disclosed in Item 4 which is incorporated herein by reference.

On January 31, 2023, Mr. Ubben received a total of 3,463 restricted stock units in consideration for his service on the board of directors of the Issuer. The restricted stock units will vest on the first anniversary of the date of grant as long as Mr. Ubben continues to serve as a member of the board of directors of the Issuer through such date, and may be settled in either cash or shares of Common Stock. Mr. Ubben is deemed to hold the restricted units for the benefit of the In-Cap Funds and indirectly for the benefit of In-Cap, and may, after vesting, if applicable, transfer the shares of Common Stock directly to the In-Cap Funds.

Eva Zlotnicka, a Founder and Managing Partner at In-Cap ("Ms. Zlotnicka"), holds 3,665 shares of Common Stock directly and, on January 31, 2023, received a total of 3,463 restricted stock units in consideration for her service on the board of directors of the Issuer. The restricted stock units will vest on the first anniversary of the date of grant as long as Ms. Zlotnicka continues to serve as a member of the board of directors of the Issuer through such date, and may be settled in either cash or shares of Common Stock. Ms. Zlotnicka is deemed to hold such shares of Common Stock and restricted stock units for the benefit of the In-Cap Funds and indirectly for the benefit of In-Cap, and may, after vesting, if applicable, transfer the shares of Common Stock directly to the In-Cap Funds.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented to add the following:

Exhibit E:	Form of Subscription Agreement (incorporated herein by reference to Exhibit 1.1 of the Issuer's Current Report on Form 8-K filed on March 2, 2023).

Exhibit F:	Form of Registration Rights Agreement (incorporated herein by reference to Exhibit 1.2 of the Issuer's Current Report on Form 8-K filed on March 2, 2023).

Exhibit G:	Form of Voting Agreement.

CUSIP No. 29415B1035	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 2, 2023

Inclusive Capital Partners, L.P.

By:	/s/ Philippe B. Pradel
Name:	Philippe B. Pradel
Title:	Chief Compliance Officer

/s/ Jeffrey W. Ubben
JEFFREY W. UBBEN